SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                --------------

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*

                              GoHealth.MD, Inc.
- ---------------------------------------------------------------------
                              (Name of issuer)

                   COMMON STOCK, PAR VALUE $.001 PER SHARE
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                       (Title of class of securities)

                                 379912108
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                               (CUSIP number)

                               Michael Morfit
                          MCOM Management Corporation
                        350 Fifth Avenue, Suite 5807
                          New York, New York 10118
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               (Name, address and telephone number of person
              authorized to receive notices and communications)

                             July 14, 2000**
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         (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box/ /.


         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**       This filing is a voluntary disclosure.
- -------------------------                   -----------------------------
CUSIP No. 379912108                           Page 1 of 4 Pages

=======================================================================
          1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
              MCOM Management Corporation ("MCOM") - 13-3853533
              MCM Stork Fund, L.P. ("MCM") - 13-3955854
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          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)/X/
              (b)/ /
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          3    SEC USE ONLY
- ---------------------------------------------------------------------
          4    SOURCE OF FUNDS*
               MCOM - made assignments and OO        MCM - not applicable
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          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              / /
- ---------------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               MCOM - Delaware            MCM - Delaware
- ---------------------------------------------------------------------
   NUMBER OF SHARES         7          SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY        ------------------------------------------------
         EACH               8          SHARED VOTING POWER
      REPORTING                        813,000
        PERSON WITH      ------------------------------------------------
                            9          SOLE DISPOSITIVE POWER

                       ------------------------------------------------
                           10          SHARED DISPOSITIVE POWER
                                       813,000
- ---------------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               MCOM - 713,000                MCM - 100,000
- ---------------------------------------------------------------------
         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES* / /
- ---------------------------------------------------------------------
         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               MCOM - 13%        MCM - 1.8%                Total - 14.8%
- ---------------------------------------------------------------------
         14    TYPE OF REPORTING PERSON*
               MCOM - CO                MCM - PN
=======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 379912108                13D           Page 2 of 4 Pages

Item 1.         Security And Issuer.
                --------------------

                This statement relates to the shares ("Shares") of common stock, $.001 par value ("Common Stock"), of GoHealth.MD, Inc. f/k/a Nugget Exploration, Inc. ("Issuer"), a Delaware corporation, having its principal executive offices located at 2051 Springdale Road, Cherry Hill, New Jersey 08003.

Item 2.         Identity and Background.
                ------------------------

      (a) Name: MCOM Management Corporation ("MCOM") and MCM Stork Fund, L.P. ("MCM")

      (b)       The principal business address of the Reporting
                Persons is 350 Fifth Avenue, Suite 5807, New York, New York
                10118.

      (c)       The present principal business of the Reporting
                Persons is business and management consulting.

      (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) MCOM is a Delaware corporation and MCM is a Delaware limited partnership.

Item 3.         Source And Amount Of Funds Or Other Consideration.
                --------------------------------------------------

                On July 18, 2000 pursuant to its Warrant Agreement with the Company (the "Warrant Agreement"), MCOM assigned 65,000 warrants exercisable at $2.00 for no consideration. On August 1, 2000 pursuant to the Warrant Agreement, MCOM assigned 100,000 warrants exercisable at $2.00 for no consideration. On August 2, 2000 pursuant to the Warrant Agreement, MCOM assigned 20,000 warrants exercisable at $2.00 for no consideration. On August 25, 2000 pursuant to the Warrant Agreement,
MCOM assigned 100,000 warrants exercisable at $1.97 for no consideration.

                On July 14, MCOM sold 20,000 shares of the Company's common stock on the open market at $4.21 per share. On July 18, 2000, MCOM sold 10,000 shares of the Company's common stock on the open market at

=======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 379912108                13D           Page 3 of 4 Pages

$4.21 per share. On July 19, 2000 MCOM sold 5,000 shares of the
Company's common stock on the open market at $4.125 per share. MCOM sold all shares of the Company's common stock for profit.

              On July 24, 2000, the Company entered into a Management Consulting Agreement ("Consulting Agreement") with MCOM whereby MCOM provides management consulting services to the Company including assistance with SEC filings, corporate governance issues and acquisitions. MCOM is required submit weekly reports to the Company. In addition, on behalf of the Company MCOM negotiated a merger agreement with Herb Companion Press that was executed on September 15, 2000. In exchange for the negotiations and management consulting services and in further consideration of ten ($10) dollars MCOM received options to purchase 500,000 shares of the Company's common stock at $1.00 per share and 100,000 shares of the Company's common stock at $2.00 per share.

              The net result of these transactions was to increase MCOM's ownership of the Company to 713,000 shares of common stock assuming the exercise of all options and warrants to purchase additional shares.


Item 4.        Purpose Of Transaction.
               -----------------------

               The shares described in Item 3 were (a) assigned by MCOM for no consideration and the assignee of such warrants exercised the warrants to provide the Company with proceeds for corporate purposes and working capital; (b) sold in open market transactions by MCOM for profit; and (c) to compensate MCOM for services rendered and to be rendered to the Company under the Consulting Agreement.

               No other plans or proposals exist whereby MCOM would receive any additional shares of the Company's common stock or any other involvement in the Company's affairs.

Item 5.        Interest In Securities Of The Issuer.
               -------------------------------------

               The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the reporting persons may be found in rows 11 and 13 of the cover pages. The powers each person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages. No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
               --------------------------------------------------------

               Not Applicable

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 379912108                13D           Page 4 of 4 Pages

Item 7.        Material to Be Filed as Exhibits
               --------------------------------
               None


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Dated: October 17, 2000

                                  MCOM Management Corporation


                                  _                                ____________
                                  Michael C.O. Morfit, President

                                  MCM Stork Fund, L.P.


                                  _                                ____________
                                  Michael C.O. Morfit, General Partner